UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT of 1934

For the Month of May 2017

001-37521

(Commission File Number)

INTEC PHARMA LTD.

(Translation of registrant’s name into English)

12 Hartom Street
Har Hotzvim, Jerusalem 9777512, Israel

(+972) (2) 586-4657

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(l): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _________

EXPLANATORY NOTE

On May 25, 2017, Intec Pharma Ltd. (the “Company”) convened its Special General Meeting of Shareholders (the “Special Meeting”), however, it was adjourned for one week to the same day, time and place due to lack of quorum. Accordingly, the Company’s Special Meeting will be reconvened on Thursday, June 1, 2017 at 16:00 am, Israel time at the offices of Meitar Liquornik Geva Leshem Tal, 16 Abba Hillel Silver Rd. Ramat Gan 52506, Israel.

This Form 6-K incorporated by reference into the Company’s registration statements on Form S-8 (Files No. 333-209700 and No. 333-212801) and F-3 (File No. 333-217189).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTEC PHARMA LTD.

By:	/s/ Giora Carni
Name: Giora Carni
Title: Chief Executive Officer

Date:  May 25, 2017